July 25, 2025

Patrick NJ Schnegelsberg
Chief Executive Officer
Picard Medical, Inc.
1992 E Silverlake
Tucson AZ, 85713

       Re: Picard Medical, Inc.
           Amendment No. 5 to Registration Statement on Form S-1
           Filed July 18, 2025
           File No. 333-286295
Dear Patrick NJ Schnegelsberg:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 19, 2025 letter.

Amendment No. 5 to Registration Statement on Form S-1 filed July 18, 2025 Cover Page

1. We note your revised disclosure on page 51 that Dr. Richard Fang, one of Hunniwell's three managers, will serve as director of Picard following the completion of the initial public offering. You also disclose that Hunniwell will control a majority of the voting power of the company's outstanding common stock after the offering, and disclose on page 112 that Hunniwell will own 54.8% of your common stock immediately after the offering. Please revise your cover page to disclose, as you do on page 51, that Dr.
       Richard Fang will effectively be able to determine the outcome of all matters requiring shareholder approval. Please also quantify Hunniwell's ownership interest in your company after the offering.
 July 25, 2025
Page 2
Prospectus Summary
The Offering, page 20

2. We note your revised disclosure on page 21 that the number of shares of common stock outstanding immediately following this offering excludes shares of common stock issued to "the U.S. Unicorn Foundation, Inc. ('Unicorn Foundation') for services and that will vest and expense contemporaneously with the closing of this offering, with a fair value of 0.80 per share and shares of common stock, the equivalent of 3%
       of the Company equity, to be issued should Unicorn Foundation complete a following-on financing within 12 months of the closing of this offer."
We also note
       your disclosure in the footnotes to the financial statements describing your agreement with U.S. Unicorn. Please revise your summary to discuss the material terms of your advisory agreement with the U.S. Unicorn Foundation, and revise your risk factors to discuss any risks related to this agreement, including any potential dilution to shareholders based on the terms of the agreement.
Use of Proceeds, page 55

3. We note your revised disclosure that you intend to use up to $4.05 million of the proceeds from this offering to fund research and development activities of your fully implantable system, general operational expenses, working capital, and other general corporate purposes. Please clarify the portion of the funds you intend to use for research and development, general operational expenses, working capital and general corporate purposes, respectively. Please also tell us why you are reserving up to $6.0 million to satisfy your Senior Secured Notes when you also disclose that the Senior
       Secured Notes have a total principal plus interest amount of approximately $5.4 million. As a related matter, please revise your disclosure to describe all of the working capital loans for which you are reserving $2.0 million in net proceeds, given that the working capital related party loans discussed on page 55 do not total $2.0 million.
Principal Stockholders, page 112

4. Please revise to disclose the natural person(s) with voting and dispositive control of
       Sindex SSI Financing, LLC.
Exclusive Forum Selection, page 116

5. We note your disclosure here that your Charter will contain a forum selection provision but that "such forum selection provisions will not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction," and that "[t]he Charter also provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of
       America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act." It appears that both Article Eleven of your Form of Proposed Second Amended and Restated Certificate of Incorporation
       and Section 56 of your Form of Proposed Amended and Restated Bylaws include separate forum selection provisions, but they do not appear to include the Exchange
       Act and Securities Act provisions noted in this section of the prospectus. Please
 July 25, 2025
Page 3

       reconcile your prospectus disclosure with the applicable forum selection provision in your governance documents. Additionally, please clarify if both your Charter and
       Bylaws will contain forum selection provisions and how the dual provisions would work in the event of any discrepancy between them.
       Please contact Jeanne Baker at 202-551-3691 or Li Xiao at 202-551-4391 if you have questions regarding comments on the financial statements and related matters. Please contact
Conlon Danberg at 202-551-4466 or Katherine Bagley at 202-551-2545 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Michael J. Blankenship, Esq.